SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 0-25188 1-14667

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Washington Mutual, Inc. WaMu Savings Plan
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 15

Exhibit Index is on page 14

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2005 AND 2004,
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2005, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

TABLE OF CONTENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Human Resources Committee of the Board of Directors of the Company
Washington Mutual, Inc.

We have audited the accompanying statements of net assets available for benefits of the Washington Mutual, Inc. WaMu Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 26, 2006

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments:		
Investments, at fair value	$ 1,373,767,319	$ 1,243,322,441
Washington Mutual, Inc. common stock	299,352,669	288,838,944
Investment held in BrokerageLink	150,224,654	135,796,492
Loans receivable from participants	25,204,835	13,690,745
Total investments	1,848,549,477	1,681,648,622
Receivables:		
Participant contributions	11,690	4,595
Employer contributions	795,420	990,523
Due from broker for securities sold	647,424	116,198
Total receivables	1,454,534	1,111,316
Total assets	1,850,004,011	1,682,759,938
LIABILITIES:		
Due to broker for securities purchased	19	146
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,850,003,992	$ 1,682,759,792

See notes to financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
Investment income:		
Net appreciation (depreciation) in fair value of investments		
Common/collective fund	$ 37,126	$ (596,472)
Washington Mutual, Inc. common stock	9,556,304	13,389,776
Mutual funds	41,098,084	86,183,420
BrokerageLink	4,076,488	5,034,641
Interest and dividend income	53,731,487	35,096,378
	108,499,489	139,107,743
Contributions:		
Participant	170,541,337	163,202,593
Employer	74,336,868	72,601,171
	244,878,205	235,803,764
Total additions	353,377,694	374,911,507
DEDUCTIONS:		
Benefits paid to participants	(185,165,120)	(207,105,423)
Administrative expense	(968,374)	(1,236,350)
Total deductions	(186,133,494)	(208,341,773)
Net increase	167,244,200	166,569,734
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	1,682,759,792	1,516,190,058
End of the year	$1,850,003,992	$1,682,759,792

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. WaMu Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan immediately following their employment, but must meet additional criteria to be eligible for employer matching contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan. The Committee has also delegated its duties with respect to Plan investments to the Plan Investment Committee.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 75% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). Participants age 50 or older may make catch-up contributions, subject to the limitations of the IRC. The first day of the month after completion of 12 months of service, participant contributions are 100 percent matched by the Company on the first three percent of eligible pay contributed by the participant plus 50 percent on the next two percent contributed. Matching contributions are made each pay period. Matching contributions are intended to qualify as a safe harbor matching contribution under the Internal Revenue Code.

Company contributions have been made in cash and Company stock and were invested as directed by the participants into various investment options. Effective February 16, 2004, all contributions were made in cash. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds relative to the account balances of all participants.

Vesting: Participants are vested immediately in their contributions, post 2003 matching contributions and actual earnings thereon. Vesting in the Company's pre-2004 matching contribution accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Account balances related to merge plans will continue to vest in accordance with the provisions of the relevant predecessor plans.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions daily and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds.

- Fidelity Managed Income Portfolio II
- WM Equity Income Fund
- WM Growth & Income Fund
- WM West Coast Equity Fund
- WM Growth Fund
- WM Mid Cap Stock Fund
- WM Small Cap Growth Fund
- WM International Growth Fund
- Washington Mutual, Inc. Common Stock Fund -ESOP
- WM Strategic Growth Portfolio
- WM Conservative Growth Portfolio
- WM Balanced Portfolio
- WM Conservative Balanced Portfolio
- Dime Litigation Warrants
- BrokerageLink at Fidelity Investments

Participant Loans: Effective October 1, 2004, the Plan provides for participant loans. A participant is permitted to borrow up to the lesser of 50% of his vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years (except for certain participant loan that were transferred to the Plan as a result of plan mergers). Only one outstanding loan is allowed at any time for each participant. In addition, participant loans can only be funded with employee contributions.

The loans are secured by the vested account balances and bear interest at a rate equal to prime rate plus 1% in effect as of the first day of each calendar quarter. As of December 31, 2005, the range of interest rates was from 4.76% - 11%. Principal and interest is repaid through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: The PAC of the Plan is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the PAC is authorized and directed to charge an administrative fee to each participant who receives a distribution or obtains a loan from the Plan. The PAC may determine the administrative fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of non-vested Company contributions for terminated participants are used to reduce future Company contributions or pay plan expenses. At December 31, 2005 and 2004, the forfeiture balance totaled $8,123,246 and $4,450,011, respectively.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan except to the extent they are paid from participant accounts. Transaction fees for the BrokerageLink and trading of the Washington Mutual, Inc. Common Stock fund are paid by the participants. The total administrative expenses paid from the Plan amounted to $968,374 and $1,236,350 in 2005 and 2004, respectively.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2005 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The Fidelity Managed Income Portfolio II, Class 3 is a commingled pool which is valued daily and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. The Company's stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2005	2004
Washington Mutual, Inc. Common Stock	$ 299,352,669	$ 288,838,944
WM Growth & Income Fund	290,292,356	302,008,535
WM Equity Income Fund	189,112,024	148,845,504
WM West Coast Equity Fund	268,282,295	242,849,323
Fidelity Managed Income Portfolio II, Class 3 Fund	223,919,210	220,783,577

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2005 and 2004, net assets available for benefits included benefit payments of $1,013,709 and $832,153, respectively, due to participants who had withdrawn from participation in the Plan, but not yet been paid.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by subsidiaries and affiliates of the Company. Therefore, these transactions qualify as party-in-interest transactions. In addition, some investments are managed by affiliates of Fidelity Management Trust Company (Fidelity). Fidelity is the custodian of the Plan assets and, therefore, transactions with Fidelity qualify as party-in-interest transactions. Administrative fees paid by the Plan to parties-in-interest amounted to $690,497 and $393,926 for the years ended December 31, 2005 and 2004, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: SUBSEQUENT EVENT

In October 2005, Washington Mutual, Inc. completed its acquisition of Providian Financial Corporation (Providian). As a result of this acquisition the Providian Financial Corporation 401(k) Savings Plan, which was sponsored by Providian, was merged into the Plan. On March 31, 2006, assets in the amount of $194,927,844 were transferred into the Plan.

NOTE 8: TAX STATUS

The Plan administrator obtained a determination letter dated August 12, 2004 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 has certain items of income that differ from amounts shown on the accompanying statement of changes in net assets available for benefits. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2005

Description	Shares/ Par Value	Fair Value
Investments held in funds:		
Equities:		
Washington Mutual, Inc. Common Stock Fund ESOP*	6,881,671	$ 299,352,669
WM Dime Warrants*	284,964	37,045
Common/Collective fund:		
Fidelity Managed Income Portfolio II, Class 3 Fund*	223,919,210	223,919,210
Mutual Funds:		
Fidelity Retirement Money Market Fund*	8,186,796	8,186,796
WM Equity Income Fund*	9,465,066	189,112,024
WM Growth & Income Fund *	11,496,727	290,292,356
WM West Coast Equity Fund *	6,742,455	268,282,295
WM Growth Fund *	1,765,409	29,058,638
WM Mid Cap Stock Fund *	3,383,039	63,026,025
WM Small Cap Growth Fund *	2,436,677	34,966,322
WM International Growth Fund *	3,261,369	37,864,494
WM Strategic Growth Portfolio *	2,977,422	58,774,319
WM Conservative Growth Portfolio *	2,435,623	43,475,865
WM Balanced Portfolio *	3,202,977	53,553,779
WM Conservative Balanced Portfolio *	1,140,169	13,761,842
WM Flexible Income Portfolio *	4,222,749	59,456,309
Investments held in BrokerageLink at Fidelity Investments*		150,224,654
Loans receivable from participants*		25,204,835
Total		$ 1,848,549,477

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

By: Human Resources Committee of Washington Mutual, Inc. Board of Directors, as Plan Administrator

Date: June 26, 2006

Daryl D. David, Executive Vice President of Washington Mutual, Inc.

INDEX OF EXHIBIT

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-69503 and No. 33-86840 of Washington Mutual, Inc. on Form S-8 of our report dated June 26, 2006, appearing in this Annual Report on Form 11-K of Washington Mutual, Inc. WaMu Savings Plan for the years ended December 31, 2005 and 2004.

Moss Adams LLP

Seattle, Washington
June 26, 2006

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